Telanetix, Inc.

6197 Cornerstone Court E., Suite 108

San Diego, CA 92121

May 16, 2007

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. William Bennett, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:

Telanetix, Inc. -- Amendment No. 3 to Registration Statement on Form SB-2
Filed May 16, 2007
File No. 333-140767

Dear Messrs. Spirgel and Bennett:

Telanetix, Inc., a Delaware corporation (the "Company"), filed through EDGAR, Pre-Effective Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement") on May 16, 2007.

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Registration Statement, as amended by Amendment No. 3, be declared effective on Thursday, May 17, 2007, at 11:00 a.m. Washington, D.C. time, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the Registration Statement. The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests telephonic (858.362.2250) or fax (858.362.2251) confirmation of effectiveness.  Your consideration in this matter is greatly appreciated.

Sincerely,

Telanetix, Inc.

By /s/ Thomas A. Szabo

     Thomas A. Szabo

     Chief Executive Officer

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